Exhibit 99.3
First Charter Corporation
10200 David Taylor Drive
Charlotte, North Carolina 28262-2373

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on January 18, 2008

To the Shareholders of First Charter Corporation:

A special meeting of shareholders of First Charter Corporation (“First Charter”) will be held at the First Charter Center, 10200 David Taylor Drive, Charlotte, North Carolina, 28262-2373 on January 18, 2008 at 10:00 a.m., Eastern time, for the following purposes:

1. To consider and vote upon the Amended and Restated Agreement and Plan of Merger dated as of September 14, 2007, by and among First Charter, Fifth Third Bancorp and Fifth Third Financial Corporation pursuant to which First Charter will merge with and into Fifth Third Financial Corporation; and

2. To vote on the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of meeting to adopt the merger agreement and approve the merger;

3. To transact any other business properly brought before the special meeting or any adjournments thereof.

Only shareholders of record at the close of business of November 26, 2007 are entitled to receive notice and to vote at the special meeting, or any adjournment thereof. A complete list of the First Charter shareholders entitled to vote at the special meeting will be made available for inspection by any First Charter shareholder at First Charter’s principal office, beginning two business days after the date of this notice until the date of the special meeting. Approval of the merger requires the affirmative vote of 75% of the aggregate voting power of the outstanding stock of First Charter entitled to vote at the close of business on November 26, 2007. The proposal to adjourn or postpone the meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of the voting power present and entitled to vote at the special meeting.

You are cordially invited to attend the special meeting. Whether or not you plan to attend, please sign, date and promptly return the accompanying proxy card (or vote by phone or on the internet in accordance with the instructions on the proxy card), so that your shares may be represented and voted at the special meeting. Voting by proxy will not prevent you from voting at the special meeting, but will ensure that your vote is counted if you are unable to attend. Please carefully read the proxy statement/prospectus accompanying this notice for a more complete description of the matters proposed to be acted upon at the special meeting.

By order of the Board of Directors,

Stephen J. Antal
Executive Vice President, General Counsel
and Corporate Secretary

November 29, 2007